Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On June 28, 2021, the CEO of Embark, Alex Rodrigues was interviewed by Yahoo! Finance. A copy of the transcript of this interview is set forth below.

Embark CEO on $5.2B SPAC U.S. market focus will ‘serve us well’

Yahoo Finance – 6/28/2021

Speaker 1:

Self-driving trucks startup Embark embarking on a new chapter on the company’s five-year history, announcing a $5.2 billion SPAC deal. For more on the announcement let’s bring in Alex Rodrigues, Embark co-founder and CEO. Alex, good to have you back on the show again. A lot of investors looking at this saying, “Well, we’ve already got Plus and TuSimple coming to the markets in a similar way. What’s your pitch to investors about why they should put their money behind Embark?

Alex Rodrigues:

Yeah, I think Embark is a really different story. I mean, if I had to pick a couple of things, obviously, as a company that’s solely focused on the American market, Embark sits as maybe the Cisco to Plus and TuSimple’s Huawei, and we think that’s a better position. As a software player that’s not trying to develop a whole truck, but instead partnering with some of those leading players. We think what we have is a lot more scalable. And this is ultimately, people sort of remember the order that companies told the story to the public market. But if you look at the order that people have been working on this problem, Embark’s been at this a lot longer than our competition. And I think that reflects in how mature the company and the technology actually is.

Speaker 3:

Yeah, which is pretty wild given you’re just 25 years old and this is a big deal here. But they say you don’t need to be an old guy to make some pretty big moves here. And when you look at it, this deal is going to give you about $615 in cash proceeds in the deal. So when you talk about building out what Embark’s working on, how big of a boost is that? And where’s the money going to go here?

Alex Rodrigues:

Yeah, $615 million. If it was 615 it wouldn’t be a very good spac deal. But no, we’re really excited about it. We see this funding Embark all the way through to commercialization of the technology. It’s one of the reasons that I was excited to pursue this path for the company, because it gives us the ability to have all the money we need to execute in the bank and to be able to really focus on taking the working technology we have today and turning it into a commercial product that our carrier partners can be rolling out in their fleets in 2024.

Speaker 1:

When you talk about commercialization of the product, what’s the timeline right now and how big is that market that you see?

Alex Rodrigues:

Yeah, this is an absolutely massive market. It’s $700 billion a year is what companies spend moving freight. And when you look at the impact, it’s really impacting almost every industry because trucking is just a key input. And so when we look at the potential impact that this has across the economy, actually, the Department of Transportation did a study earlier this year that estimated self-driving trucks will lead to an average wage increase for every American worker of $200 per year. And so this is a huge impact, not just in the trucking industry, but everywhere else. And we expect the first scale deployments of this to be happening in 2024.

Speaker 3:

Yeah. The comparison to the other companies working on it too with their I guess attachment to China is interesting. Because you also added former Transportation Secretary Elaine Chao, to your company’s board. And increasingly when we’re dealing with technologies like this, we’ve seen a lot of companies come out and saying, “Look, we don’t want to deal with China. We’re never going to deal with China. We don’t want our technology to be used or perhaps maybe even potentially stolen over there.”

Speaker 3:

So when you’re talking about your positioning at Embark kind of being not that, how important is that when it comes to maybe the security concerns around what you guys are working on and how it could benefit the company? If you were to say, “We’re going to distinguish ourselves by not working with China,” potentially?

Alex Rodrigues:

Yeah. I think something that perhaps isn’t obvious to people is that this is an industry with huge national security implications, right? We’re talking about literally almost everything from food to fuel to durable goods. Everything’s moving on a truck. And all of the data about where all of the goods are moving and where they’re coming from and to, that’s all being captured by trucking companies. And so it’s definitely a critical industry. And while I don’t think we’re going to rule out potential avenues down the road, we do believe that by being a US company and focusing on the US market, that that’s something that’s going to serve us well.

Speaker 1:

Alex, obviously you’re still in the process of trying to scale up things and really build out your technology. But we’ve seen a lot of traditional car makers red flag concerns around supply chains and not being able to meet the deadlines that they’ve set out. What does that look like for you and how big of a headwind has that been?

Alex Rodrigues:

Yeah, we haven’t seen too much of an impact certainly on the chip side. And that’s partly because of Embark’s focus on software. And so our focus has really been on developing a leading software platform and we haven’t seen that, at least yet, impacting our ability to test the trucks, to move freight for our customers today.

Speaker 1:

Okay. Alex Rodrigues. Good to have you back on again today. Embark co-founder and CEO.

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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